December 13, 2012

VIA FEDERAL EXPRESS AND EDGAR SUBMISSION

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sycamore Networks, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on November 15, 2012
File No. 000-27273

Dear Mr. Spirgel:

This letter sets forth the response of Sycamore Networks, Inc. (the “Company” or “we” or “our”) to the comments (each a “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated December 6, 2012 to our Chief Financial Officer, Paul F. Brauneis, in connection with the Company’s preliminary proxy statement on Schedule 14A filed with the SEC on November 15, 2012 (the “Preliminary Proxy Statement”). A revised Preliminary Proxy Statement on Schedule 14A is being filed simultaneously with this letter (the “Revised Proxy Statement”). For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Revised Proxy Statement.

Your numbered Comments with respect to the Preliminary Proxy Statement have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

General

1.	Please remove the language on pages 23, 34, 47, 63, 65 and 82 which qualify the various discussions in the proxy by reference to the documents in the annex or elsewhere. Your discussions should cover all material aspects of the relevant agreements and background information.

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure on pages 23, 34, 47, 63, 65 and 82 of the Preliminary Proxy Statement in the Revised Proxy Statement.

2.	Please revise throughout the proxy to explain the significance of the $10.00, $2.00 and $0.50 special cash distributions made on October 11, 2012, November 12, 2012 and to be paid on December 20, 2012 as they relate to the proposal to dissolve the company. Within your discussion of the background of the asset sale and the dissolution describe the activities that led to the board’s determinations to make each distribution.

Sycamore Networks, Inc. – 220 Mill Road – Chelmsford, MA 01824-4144 USA

978.250.2900 – Fax: 978.256.3434

www.sycamorenet.com

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

December 13, 2012

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Revised Proxy Statement to explain that the special cash distributions were made to return excess cash to the Company’s stockholders as promptly as practicable. The Company has also revised its disclosure in the background section of the Revised Proxy Statement to include the factors surrounding the Company’s board of directors’ determination to make each distribution.

Our stockholders may be liable to our creditors for part or all of the amount received…, page 18

3.	Please make clear whether creditors could recoup proceeds from the $10.00 and $2.00 special cash distributions previously received by your shareholders if you fail to create an adequate contingency reserve for your payments and obligations. In this regard, we note the disclosure on page 75 that “for U.S. federal income tax purposes, U.S. holders will be treated as receiving a series of liquidating distributions that began with the special cash distribution paid on October 11, 2012…”

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Revised Proxy Statement to reflect the possibility that creditors could seek to recoup proceeds from the special cash distributions received by the Company’s stockholders prior to the filing of the certificate of dissolution if it is determined that the contingency reserve is inadequate and the Company’s board of directors improperly paid any such special cash distribution.

Reasons for the Asset Sale and the Dissolution, page 30

4.	Revise to clarify why Buyer’s obligations to make offers of employment to substantially all of the employees of the Intelligent Bandwidth Management Business and provide such employees with benefits similar to those currently in effect was a favorable factor in finding that the Asset Sale is in the best interest of your stockholders. Specifically address the extra expense incurred by the Buyer to meet these obligations and whether these obligations impacted the consideration Buyer agreed to.

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Revised Proxy Statement to clarify that the cost-savings to the Company relating to severance and other obligations which the Company will not be required to incur as a result of Buyer’s obligations with respect to the Company’s employees were viewed by our board of directors as a favorable factor in finding that the Asset Sale is in the best interests of the Company’s stockholders. Although we believe Buyer’s agreement

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

December 13, 2012

to accept certain obligations with respect to the Company’s employees was one of several factors influencing the total mix of consideration between purchase price and assumption of liabilities ultimately agreed upon between the Company and Buyer, we do not believe that Buyer’s undertakings with respect to the Company’s employees resulted in a specific purchase price adjustment. Rather, the Company believes the final agreed upon consideration reflects the totality of the assets to be acquired and the liabilities to be assumed by Buyer and the outcome of price negotiations between the parties.

Opinion of Sycamore’s Financial Advisor, page 33

5.	The language “Blackstone’s opinion was addressed to Sycamore’s board of directors and does not constitute a recommendation to any stockholder as to how such holder should vote with respect to the Asset Sale Proposal or any other matter, and should not be relied upon by any stockholder as such” appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please revise the language to clarify that it does not constitute a limitation on the ability to generally rely on the opinion or disclose the basis for the advisor’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Company Response: In response to the Staff’s Comment, the Blackstone opinion and related disclosure in the Revised Proxy Statement have been revised.

6.	We note that in arriving at its opinion Blackstone “reviewed certain internal information concerning [your] business, financial condition, and operations” and “reviewed certain internal financial analyses, estimates and forecasts relating to [you], including [your] financial forecasts for fiscal years 2013 through 2017.” Please disclose in the proxy statement all material information, analyses, estimates and forecasts provided to Blackstone regarding the company as well as the bases for and the nature of the material assumptions underlying these items.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

December 13, 2012

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Revised Proxy Statement to include certain prospective financial information provided to Blackstone in connection with its opinion.

Illustrative Stand-Alone Discounted Cash Flow Analysis, page 39

7.	Revise to further explain why Blackstone derived the range of multiples of LTM TEV/Revenue based on information technology services companies, whereas the other analyses considered telecommunications equipment companies. Your revised disclosure should explain why Blackstone determined your sole source of revenue for your operating business in the terminal year would be from information technology services.

Company Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Revised Proxy Statement to add a reference to the section of the Revised Proxy Statement disclosing the financial forecasts of the Company’s management which show that the Company anticipated that substantially all of its revenues would be derived exclusively from the Company’s services business following fiscal year 2017.

The Company also hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information with respect to the Company’s responses, or wish to discuss them further, please contact me at (978) 250-2921.

Sincerely,

/s/ Alan R. Cormier
Alan R. Cormier General Counsel and Secretary

cc:	Sycamore Networks, Inc.

Daniel E. Smith

Paul F. Brauneis

Skadden, Arps, Slate, Meagher & Flom LLP

Margaret A. Brown